Exhibit 10.1
November 23, 2021

Dear Tim,
We are pleased to confirm our offer to have you join Rapid7, Inc. as Chief Financial Officer reporting to Corey Thomas, the Chief Executive Officer, with a start date of January 3, 2022. Your principal place of employment shall be at our headquarters in Boston, Massachusetts. You will be expected to devote your full working time and efforts to the business and affairs of Rapid7 and perform duties as are normally associated with your position and such duties as are assigned to you from time to time, subject to the oversight and direction of the Chief Executive Officer.
Your starting annual salary will be $390,000, payable bi-weekly less any applicable withholdings or taxes. Subject to you commencing your employment with us, you will also receive a sign-on bonus of $250,000 payable within 45 days after your start date, less applicable withholdings or taxes. Should you resign from Rapid7, or are terminated by Rapid7 for Cause, as defined in Rapid7’s 2015 Equity Incentive Plan, as amended (the “Equity Plan”), at any time during your first year of employment, you will be required to repay the full sign-on amount that was paid to you within 45 days of termination or resignation, as applicable. Otherwise, you agree to have such amount be offset from your salary or other monies owed to you by Rapid7, including, but not limited to, wages, bonus and severance.
In addition, you will be eligible for a bonus opportunity expressed as 70% of your annual salary. Such bonus will be payable annually, measured based on objectives mutually agreed between you and your manager from time to time, and subject to Rapid7’s Executive Incentive Bonus Plan. As a condition precedent to earning and receiving your bonus, you must remain an active employee of Rapid7 through the date the bonus is scheduled to be paid. If your employment has been terminated for any reason before such date, then you will not be entitled to any unpaid bonus even where such bonus has been notified to you.
In connection with, and subject to, the commencement of your employment with Rapid7, you will be eligible to receive a restricted stock unit award with an approximate value of $12 million, with the underlying number of shares of common stock for such award determined using a 30-calendar day average closing price prior to the date of grant, subject to approval by the Compensation Committee of our Board of Directors and the terms and conditions of the Equity Plan (or any successor equity incentive plan) and the applicable award agreement thereunder. Such award shall vest over a four-year period with 25% vesting on February 15, 2023, with quarterly vesting thereafter, subject to your continued service on such vesting date.
In addition, subject to approval by the Compensation Committee of our Board of Directors, in the event your employment with Rapid7 ends due to your resignation for Good Reason, as defined in Rapid7’s Severance and Equity Award Vesting Acceleration Letter Agreement (the “Severance and Acceleration Agreement”) or termination of your employment by Rapid7 other than for Cause, as defined in the Equity Plan, and other than as a result of your death or disability (“Qualifying Termination”), you will be entitled to continued payment of your salary for six months following your termination of employment and payment of premiums for continued health benefits under COBRA for up to six months; provided, however, if the Qualifying Termination occurs within three months prior to or 12 months following a change in control of Rapid7, you will be entitled to: (i) continued payment of your salary for 12 months following your termination of employment, (ii) payment of premiums for continued health benefits under COBRA for up to 12 months, (iii) pro-rated portion of your target performance bonus for the year in which the termination of employment occurs, and (iv) accelerated vesting of all of your equity awards then outstanding on such date of termination of employment. Your right to receive such payments and benefits shall be governed by and subject to the terms and conditions of the Severance and Acceleration Agreement. Notwithstanding anything to the contrary in the Severance and Acceleration Agreement, Good Reason shall be deemed to exist in the event that following a change in control of Rapid7 you do not remain the Chief Financial Officer of the new or surviving entity.
As a regular employee of Rapid7, you will be eligible to participate in our standard employee benefit package (medical, dental insurance, paid-time-off, etc.) according to the terms of each respective benefit plan. Further information regarding these plans will be sent to you prior to or shortly after your start date.
Rapid7 is an “at-will” employer. That means that both employees and Rapid7 have the right to terminate employment at any time, with or without advance notice, and with or without cause. Employees also may be demoted or disciplined and the terms of their employment may be altered at any time, with or without cause, at the discretion of Rapid7.

Your offer is contingent upon (1) successful completion of a routine background investigation and references; (2) signing of the Rapid7 Confidentiality, Assignment, and Non-Solicitation Agreement; (3) signing of the Rapid7 Release Form; and (4) signing of the Rapid7 Employee Handbook, which acknowledges all Rapid7 policies. You also must establish your identity and authorization to work as required by the Immigration Reform and Control Act of 1986 (IRCA). Under separate cover you will receive a copy of the Employment Verification Form (I-9), with instructions required by IRCA.
This letter sets forth our entire agreement and understanding regarding the terms of your employment with Rapid7 and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified in any way except in a writing signed by Rapid7 and you.
If you have questions regarding any of the foregoing, please do not hesitate to contact us. If you agree to the terms and conditions of set forth in this letter, please sign this letter where indicated below.
We look forward to your favorable reply regarding the above and to working with you at Rapid7. We are excited for you to become a part of the Rapid7 team.

Sincerely,

/s/ Christina Luconi
Christina Luconi, Chief People Officer

I agree to the terms set out in this letter.

By:	/s/ Tim Adams	Date:	November 23, 2021
Tim Adams